                        1934 Act Registration No. 1-15128

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             Dated February 14, 2003

                          For the month of January 2003

                       United Microelectronics Corporation
                 (Translation of Registrant's Name into English)

                              No. 3 Li Hsin Road II
                          Science-Based Industrial Park
                             Hsinchu, Taiwan, R.O.C.
                     (Address of Principal Executive Office)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

                   Form 20-F       V             Form 40-F
                             ------------                 -----------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                   Yes                            No       V
                      ------------                   --------------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )
                                   --------------

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Commission on January 2, 2002, as amended (File No.333-14256).

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             United Microelectronics Corporation

Date: February 17, 2003                       By /s/ Stan Hung
     --------------------------                ---------------------------------

                                               Stan Hung
                                               Chief Financial Officer

                                     Exhibit

Exhibit           Description

99.1  Announcement on Jan 7, 2003: UMC Unveils `IP Master' Online Design
      Resource

99.2  Announcement on Jan 9, 2003: disposal of Sampo Corporation securities

99.3  Announcement on Jan 9, 2003: December Sales

99.4 Announcement on Jan 14, 2003: MOSYS' 1T-SRAM-R MEMORY IS SILICON-PROVEN ONUMC'S 0.13 MICRON LOGIC PROCESS

99.5  Announcement on Jan 15, 2003: disposal of Sampo Corporation securities

99.6 Announcement on Jan 15, 2003: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

99.7 Announcement on Jan 15, 2003: disposal of MediaTek Incorporation securities

99.8 Announcement on Jan 15, 2003: acquisition of Silicon Integrated Systems Corporation securities

99.9 Announcement on Jan 16, 2003: UMC EXTENDS LICENSING AGREEMENT FORPHASE-SHIFTING TECHNOLOGY FROM NUMERICALTECHNOLOGIES AS FOUNDRY MIGRATES TO 90 NM

99.10 Announcement on Jan 16, 2003: By TSE request, to explain the effects on operation and sales by the strategic partnership between UMC AND SiS

99.11 Announcement on Jan 16, 2003: acquisition of Silicon Integrated Systems Corporation securities

99.12 Announcement on Jan 20, 2003: acquisition of Silicon Integrated Systems Corporation securities

99.13 Announcement on Jan 22, 2003: Represent subsidiary company UMCi Pte Ltd to announce Equipment Move-in at 300mm Fab

99.14 Announcement on Jan 27, 2003: acquisition of Pacific Technology Partners, L.P. securities

99.15 Announcement on Jan 28, 2003: acquisition of Taiwan High Speed Rail Corp. securities

99.16 Announcement on Jan 29, 2003: UMC Financial Report for the fourth quarter of 2002.

99.17 Announcement on Feb 10, 2003: January Sales

99.18 Announcement on Feb 11, 2003: acquisition of UMC JAPAN securities

99.19 Announcement on Feb 13, 2003: Change of the acting spokesperson

                                                                    EXHIBIT 99.1

UMC Unveils `IP Master' Online Design Resource

1. Date of occurrence of the event:2003/01/07

2. Cause of occurrence: UMC (NYSE: UMC), a world leading semiconductor foundry, and Synchronicity today introduced the foundry industry's most comprehensive online design support and customer service resource, named IP Master. IP Master boosts UMC's customers productivity by enabling them to quickly find, evaluate, acquire and use design elements,such as design libraries and semiconductor intellectual property (IP) via UMC's customer web portal at http://my.umc.com.

In order to rapidly deploy a comprehensive service with broad industry compatibility, UMC selected the Synchronicity Publisher Suite, as the basis for IP Master. IP Master has two key elements that improve customer design productivity:

1) SOC Platform - is UMC's online shopping mall for SOC development. SOC Platform is built from the IP Gear Catalog component of the Synchronicity Publisher Suite where customers can find, evaluate and gain information on the silicon production status of every IP core that targets UMC's process technology. Users can use automated search tools or browse a component hierarchy of broadly applicable IP from UMC's Gold IP Program (e.g. libraries, memories, mixed-signal functions and embedded processors). Users can also browse by vertical market application, for example for a DSP suitable for a set-top box SOC to be manufactured on UMC's 0.13 micron CMOS process. The data in SOC Platform is continuously updated and includes the additional information that truly makes IP usable, such as whether the IP has been proven in silicon.

2) UMC HelpDesk - is a comprehensive online support system for UMC customers.It is an implementation of the IP Gear HelpDesk component of the Synchronicity Publisher Suite tuned to UMC's customer requirements. The HelpDesk manages customer queries from initiation to closure and includes useful functions such as automatic assignment to the appropriate expert, query escalation, reminders,private internal notation, and management reporting on response status and speed.

Additionally, users can often quickly find answers by searching the Knowledge Base of non-confidential, past support responses.

Synchronicity and itsTaiwanese distributor Maojet Technology Corporation, worked with UMC to set up the IP Master system. UMC is the first foundry, using the de facto standard for design reuse and IP distribution, to provide a comprehensive IP management system that includes back-end fabrication information.

3. Countermeasures:none

4. Any other matters that need to be specified:none

                                                                    EXHIBIT 99.2

To announce related materials on disposal of Sampo Corporation securities

1. Name of the security: common shares of Sampo Corporation

2. Trading date: 2002/12/16~2003/01/08

3. Trading volume, unit price, and total monetary amount of the transaction: trading volume: 8,937,000 shares; average unit price: $13.11 NTD; total amount:
$117,182,500 NTD

4. Gain (or loss) on disposal (not applicable in cases of acquisition of securities): $4,524,784 NTD in profit.

5. Relationship with the underlying company of the trade: Sampo Corporation, investee company under cost method

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights: cumulative volume: 16,273,137shares;amount: $205,135,330 NTD; percentage of holdings: 1.58%; status of restriction of rights: no

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 19.54%; ratio of shareholder's equity: 27.12%; the operational capital as shown in the most recent financial statement: $61,639,615 thousand NTD

8. Concrete purpose/objective of the acquisition or disposal: financing operation

9. Opinions of directors expressing opposition to the current trade: none

10.Any other matters that need to be specified: none

                                                                    EXHIBIT 99.3

                       United Microelectronics Corporation
                                 January 9, 2002

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of December 2002

1) Sales volume (NT$ Thousand)

Period             Items                   2002             2001             Changes          %
------             -----                   ----             ----             -------        -----
December           Invoice amount           5,982,449        4,471,676       1,510,773      33.79%
Jan-Dec            Invoice amount          72,305,807       66,806,140       5,499,667       8.23%
December           Net sales                5,503,180        4,413,228       1,089,952      24.70%
Jan-Dec            Net sales               67,425,745       64,493,407       2,932,338       4.55%

2) Funds lent to other parties (NT$ Thousand)


                            Limit of lending                December              Bal. as of period end
                            ----------------                --------              ---------------------
UMC                         30,949,691                           0                        0
UMC's subsidiaries           2,019,674                      -2,862                1,939,505

3) Endorsements and guarantees (NT$ Thousand)

                                            Limit of endorsements     December    Bal. as of period end
                                            ---------------------     --------    ---------------------
UMC                                         61,899,383                0           0
UMC's subsidiaries                          0                         0           0
UMC endorses for subsidiaries                                         0           0
UMC's subsidiaries endorse for UMC                                    0           0
UMC endorses for PRC companies                                        0           0
UMC's subsidiaries endorse for PRC companies                          0           0

4) Financial derivatives transactions

a-1 Hedging purpose (for assets/liabilities denominated in foreign currencies)

Underlying assets / liabilities                                                                    N/A
Financial instruments

a-2 Hedging purpose (for the position of floating rate liabilities)

Underlying assets / liabilities                                                                    N/A
Financial instruments
Realized profit (loss)

b Trading purpose : None

                                                                    EXHIBIT 99.4

MOSYS' 1T-SRAM-R MEMORY IS SILICON-PROVEN ONUMC'S 0.13 MICRON
LOGIC PROCESS

1. Date of occurrence of the event: 2003/01/14

2. Cause of occurrence: SUNNYVALE, Calif. MoSys, Inc. (NASDAQ: MOSY) the industry's leading provider of high density SoC embedded memory solutions, and UMC (NYSE: UMC), a world-leading semiconductor foundry, today announced that MoSys' 1T-SRAM-R technology incorporating Transparent Error Correction is silicon-proven in UMC's 0.13 micron logic process. With this milestone, MoSys' customers can now access 1T-SRAM memory technology that has been verified on three of UMC's standard logic processes: 0.18, 0.15 and 0.13 micron.

The 1T-SRAM-R technology for 0.13 micron silicon is currently available from MoSys, and is slated to be listed in UMC's IP Master online design resource and support center in mid-February. UMC will also offer customer specific 1T-SRAM macros, based on customer requirements, directly to customers in Q2 2003.

3. Countermeasures: none

4. Any other matters that need to be specified: none

                                                                    EXHIBIT 99.5

To announce related materials on disposal of Sampo Corporation securities

1. Name of the security: common shares of Sampo Corporation

2. Trading date: 2003/01/09~2003/01/15

3. Trading volume, unit price, and total monetary amount of the transaction: trading volume: 8,500,000 shares;average unit price:$14.44 NTD;total amount:
$122,762,950 NTD

4. Gain (or loss) on disposal (not applicable in cases of acquisition of securities):$15,613,953 NTD

5. Relationship with the underlying company of the trade:Sampo Corporation, investee company under cost method

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights: cumulative volume: 7,773,137 shares; amount: $97,986,333 NTD; percentage of holdings: 0.76%; status of restriction of rights: no

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 19.51%; ratio of shareholder's equity: 27.08%; the operational capital as shown in the most recent financial statement: $61,639,615 thousand NTD

8. Concrete purpose/objective of the acquisition or disposal: financing operation

9. Opinions of directors expressing opposition to the current trade: none

10. Any other matters that need to be specified: none

                                                                    EXHIBIT 99.6

                       United Microelectronics Corporation
                         For the month of December, 2002

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation ("UMC") (NYSE : UMC)
2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of December, 2002

5) The trading of directors, supervisors, executive officers and 10% shareholders

                          Number of shares held
                          when elected (for
                          Directors,
                          Supervisors and        Number of shares     Number of shares
                          Executive Officers)    held as of           held as of
Title        Name         or as May 30, 2001     November 30, 2002    December 31, 2002   Changes
-----        ----         ---------------------  ----------------     ----------------    -------
Director     Chris Chi    0                      3,547,640            3,529,640           -18,000

6) The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :

                                                 Number of             Number of
                                                 shares pledge         shares pledge
                                                 as of                 as of
                                                 November 30,          December 31,
Title        Name                                2002                  2002               Changes
-----        ----                                ---------             -------------      -------
Director     Chuin Tsie Investment Corporation   61,300,612            73,454,612      12,154,000
Director     Chuin Li Investment Corporation     25,542,088            30,606,088       5,064,000
Director     Shieh Li Investment Corporation     39,553,518            47,396,526       7,843,008

7) The acquisition assets (NT$ Thousand)

Description of assets                                December       Jan-December
---------------------                                --------       ------------
Semiconductor Manufacturing Equipment                 937,843         25,448,792
Fixed assets                                            1,739            136,708

8) The disposition of assets (NT$ Thousand)

Description of assets                               December       Jan -December
---------------------                               --------       -------------
Semiconductor Manufacturing Equipment                202,157             781,121
Fixed assets                                               0              38,698

                                                                    EXHIBIT 99.7

To announce related materials on disposal of MediaTek Incorporation securities

1. Name of the security: common shares of MediaTek Incorporation

2. Trading date: 2002/11/27~2003/01/15

3. Trading volume, unit price, and total monetary amount of the transaction: trading volume: 350,000 shares; average unit price: $293.21 NTD; total amount:
$102,624,000 NTD

4. Gain (or loss) on disposal (not applicable in cases of acquisition of securities): $95,638,175 NTD

5. Relationship with the underlying company of the trade: MediaTek Incorporation, investee company under cost method

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights: cumulative volume: 60,706,040 shares; amount:
1,211,659,392 NTD; percentage of holdings: 13.18%; status of restriction of rights: no

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 19.51%; ratio of shareholder's equity: 27.08%; the operational capital as shown in the most recent financial statement: $61,639,615 thousand NTD

8. Concrete purpose/objective of the acquisition or disposal: financing operation

9. Opinions of directors expressing opposition to the current trade: none

10. Any other matters that need to be specified: none

                                                                    EXHIBIT 99.8

To announce related materials on acquisition of Silicon Integrated Systems Corporation securities

1. Name of the security: common shares of Silicon Integrated Systems Corp.

2. Trading date: 2003/01/14~2003/01/15

3. Trading volume, unit price, and total monetary amount of the transaction: trading volume: 5,300,000 shares; average unit price: $31.72 NTD; total amount:
$168,094,756 NTD

4. Gain (or loss) on disposal (not applicable in cases of acquisition of securities): not applicable

5. Relationship with the underlying company of the trade: Silicon Integrated Systems Corp., investee company under cost method

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights: cumulative volume: 53,783,000 shares; amount:
$1,435,674,573 NTD; percentage of holdings: 4.94%; status of restriction of rights: no

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 19.51%; ratio of shareholder's equity: 27.08%; the operational capital as shown in the most recent financial statement: $61,639,615 thousand NTD

8. Concrete purpose/objective of the acquisition or disposal: long-term investment

9. Opinions of directors expressing opposition to the current trade: none

10. Any other matters that need to be specified: none

                                                                    EXHIBIT 99.9

UMC EXTENDS LICENSING AGREEMENT FORPHASE-SHIFTING TECHNOLOGY FROM
NUMERICALTECHNOLOGIES AS FOUNDRY MIGRATES TO 90 NM

1. Date of occurrence of the event: 2003/01/16

2. Cause of occurrence: SANTA CLARA, Calif. and HSINCHU, Taiwan, --Numerical Technologies, Inc. (Nasdaq: NMTC) the world's leading provider of subwave length lithography-enabling technology to the global semiconductor industry, and UMC (NYSE: UMC), a world-leading semiconductor foundry, today announced that UMC has extended its agreement to license Numerical's phase-shifting technology as the foundry migrates to the 90-nm process generation. The three-year agreement takes effect immediately, providing a seamless continuation of a licensing partnership that first began in December 2000. The companies will continue their ongoing collaboration for technology development to facilitate production of sub-100-nm integrated circuits (ICs), which began in early 1999.

UMC's 90-nm process is expected to begin pilot production in Q2 of this year. The foundry, which is already working with customers such as Xilinx on 90-nm test chips, continues to evaluate and invest in technologies that will help speed the introduction of next-generation processes.

Numerical's phase shifting is the only commercially available strong phase-shifting technology that is currently used in IC production. It has been employed to fabricate transistors as small as 9 nm in a research environment--the world's most miniscule transistors manufactured with 248-nm lithography equipment. In addition to licensing its phase-shifting technology, UMC also plans to deploy Numerical's Virtual Stepper mask qualification software as part of its standard production flow.

3. Countermeasures: none

4. Any other matters that need to be specified: none

                                                                   EXHIBIT 99.10

By TSE request, to explain the effects on operation and sales by the strategic partnership between UMC AND SiS

1. Date of occurrence of the event: 2003/01/16

2. Cause of occurrence: By TSE request, to explain the effects on operation and sales by the strategic partnership between UMC AND SiS

3. Countermeasures: none

4. Any other matters that need to be specified: Based upon the strategic partnership between UMC AND SiS, customers of both companies will benefit from greater manufacturing capacity and process technology support and under a broader umbrella of intellectual property. The respective customers of both companies will benefit the most.

                                                                   EXHIBIT 99.11

To announce related materials on acquisition of Silicon Integrated Systems Corporation securities

1. Name of the security: common shares of Silicon Integrated Systems Corp.

2. Trading date: 2003/01/16

3. Trading volume, unit price, and total monetary amount of the transaction: trading volume: 4,000,000 shares; average unit price: $31.23 NTD; total amount:
$124,933,965 NTD

4. Gain (or loss) on disposal (not applicable in cases of acquisition of securities): not applicable

5. Relationship with the underlying company of the trade: Silicon Integrated Systems Corp., investee company under cost method

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights: cumulative volume: 57,783,000 shares; amount:
$1,560,608,538 NTD; percentage of holdings: 5.31%; status of restriction of rights: no

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 19.55%; ratio of shareholder's equity: 27.14%; the operational capital as shown in the most recent financial statement: $61,639,615 thousand NTD

8. Concrete purpose/objective of the acquisition or disposal: long-term investment

9. Opinions of directors expressing opposition to the current trade: none

10. Any other matters that need to be specified: none

                                                                   EXHIBIT 99.12

To announce related materials on acquisition of Silicon Integrated Systems Corporation securities

1. Name of the security: GDR of Silicon Integrated Systems Corp.

2. Trading date: 2003/01/17

3. Trading volume, unit price, and total monetary amount of the transaction: trading volume: 14,029,920 units; unit price: USD7.4; total amount:
USD103,821,408

4. Gain (or loss) on disposal (not applicable in cases of acquisition of securities): not applicable

5. Relationship with the underlying company of the trade: Silicon Integrated Systems Corp., investee company under cost method

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights: cumulative volume: 14,029,920 units; amount:
NTD3,607,793,928; percentage of holdings: not applicable; status of restriction of rights: no

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 20.76%; ratio of shareholder's equity: 28.8%; the operational capital as shown in the most recent financial statement: $61,639,615 thousand NTD

8. Concrete purpose/objective of the acquisition or disposal: long-term investment

9. Opinions of directors expressing opposition to the current trade: none

10. Any other matters that need to be specified: none

                                                                   EXHIBIT 99.13

Represent subsidiary company UMCi Pte Ltd to announce Equipment Move-in at 300mm Fab

1. Date of occurrence of the event: 2003/01/22

2. Cause of occurrence: UMCi, the Singapore-based 300mm joint venture between world-leading semiconductor foundry UMC, Infineon Technologies AG, and EDB Investments, the Singapore Economic Development Board's investment arm, today announced that equipment move-in has begun for the state-of-the-art fab beginning with copper processing equipment from US-based Applied Materials and Japan's Tokyo Electron Limited. This important milestone signifies the beginning of UMC's operation in Singapore and further demonstrates UMC's commitment to 300mm manufacturing. This new manufacturing facility will enable a more cost-efficient manufacturing process, and as Singapore's first operating 300mm fab, will greatly enhance the competitiveness of its high technology industry.

UMCi is located in the Pasir Ris Wafer Fab Park and was first announced in December of 2000. Total planned capacity for the facility is 40,000 wafers per month and overall investment is expected to be US$3.6 billion. Current installation will primarily focus on copper backend processing equipment, with front-end equipment expected to follow later this year as market conditions require.

300-mm wafers have more than twice the usable area of industry-standard 200-mm wafers, yielding roughly 2.5 times as many die. These benefits are expected to reduce overall production cost by up to 30 percent.

3. Countermeasures: none

4. Any other matters that need to be specified: none

                                                                   EXHIBIT 99.14

To announce related materials on acquisition of Pacific Technology Partners, L.P. securities

1. Name and nature of the transacted asset (if the asset acquired or disposed is real property, the address and tract number shall be indicated; if it is preferred shares, the issuance terms such as rate of dividends shall be indicated): Fund of Pacific Technology Partners, L.P.

2. Date of the occurrence of the event: 2002/03/08~2003/01/24

3. Transaction volume, unit price, total transaction price: Transaction volume:
Not applicable; unit price: Not applicable; total amount: $3,141,078.26 USD

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Pacific Technology Partners, L.P.; not related to the Company

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: Not applicable

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets): Not applicable

8. Terms of delivery or payment (including payment period and monetary amount): one time payment, $3,141,078.26 USD

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: The manner of deciding on this transaction: rights issue based on holding %; the reference basis for the decision on price: the price of original issuance; The decision-making department: The Chairman and President Office

10. Name of the professional appraisal institution and its appraisal findings, or the net worth per share of the underlying company on the CPA-audited or CPA-reviewed duly prepared financial statements for the most recent period. If appraisal reports cannot be acquired in time, the reason for not being able to obtain such report shall be indicated. If any situation set forth in Items 1 or 2 of Point VI of the Guidelines for Acquisition and Disposal of Assets by Public Companies exist, the cause of the difference and the opinion of the auditing CPA shall also be publicly announced: Not applicable

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights (not applicable of the transacted assets are not securities): cumulative volume: Not applicable; amount: $238,627,622 NTD; percentage of holdings: Not applicable; status of restriction of rights: no

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 20.82%; ratio of shareholder's equity: 28.89%; the operational capital as shown in the most recent financial statement: $61,639,615 thousand NTD

13. If there is broker, and the broker is an actual related party, the identity of the broker and the broker's fee to be paid: none

14. Concrete purpose or use of the acquisition or disposition: long term investment

15. Opinions of directors expressing opposition to the trade: none

16. Any other matters that need to be specified: none

                                                                   EXHIBIT 99.15

To announce related materials on acquisition of Taiwan High Speed Rail Corp. securities

1. Name and nature of the transacted asset (if the asset acquired or disposed is real property, the address and tract number shall be indicated; if it is preferred shares, the issuance terms such as rate of dividends shall be indicated): Taiwan High Speed Rail Corp. convertible preferred shares (A); issue period is 6 years. The issuer preserves the right to extend maturity date 13 months when exercising extention right eligible from three months before the maturity date. Annual dividend rate is 5% based on par value.

2. Date of the occurrence of the event: 2003/01/27

3. Transaction volume, unit price, total transaction price: Transaction volume:
30,000,000 shares; unit price: $10 NTD; total amount: $300,000,000 NTD

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Taiwan High Speed Rail Corp.; not related to the Company

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: Not applicable

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets): Not applicable

8. Terms of delivery or payment (including payment period and monetary amount): one time payment, $300,000,000 NTD

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: The manner of deciding on this transaction: the company increases its capital; the reference basis for the decision on price: offering price; The decision-making department: The Chairman and President Office

10. Name of the professional appraisal institution and its appraisal findings, or the net worth per share of the underlying company on the CPA-audited or CPA-reviewed duly prepared financial statements for the most recent period. If appraisal reports cannot be acquired in time, the reason for not being able to obtain such report shall be indicated. If any situation set forth in Items 1 or 2 of Point VI of the Guidelines for Acquisition and Disposal of Assets by Public Companies exist, the cause of the difference and the opinion of the auditing CPA shall also be publicly announced: Not applicable

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights (not applicable of the transacted assets are not securities): cumulative volume: 30,000,000 shares; amount: $300,000,000 NTD; percentage of holdings: Not applicable; status of restriction of rights: private placement securities; conversion must be in connection with Securities and Exchange Law #43-8

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 20.92%; ratio of shareholder's equity: 29.03%; the operational capital as shown in the most recent financial statement: $61,639,615 thousand NTD

13. If there is broker, and the broker is an actual related party, the identity of the broker and the broker's fee to be paid: none

14. Concrete purpose or use of the acquisition or disposition: long term investment

15. Opinions of directors expressing opposition to the trade: none

16. Any other matters that need to be specified: none

                                                                   EXHIBIT 99.16

UMC Financial Report for the fourth quarter of 2002.

1. Date of theinvestor/press conference:2003/01/29

2. Location of the investor/press conference: The Westin Taipei's Yong Le Kong; B3, no.133 nanking east road, section 3, Taipei, Taiwan

3. Financial and business related information:

Revenue for 4Q02 was NT$17.54 billion, representing a 25.8% YoY increase from NT$13.94 billion in 4Q01, and an 8.4% QoQ decrease from NT$19.15 billion in 3Q02. Gross profit for the quarter was NT$2.58 billion. Net income for 4Q02 was NT$986 million. Earnings per ordinary share (EPS) for the quarter were NT$0.07. 4Q02 8 inches equivalent wafer shipments were 434 thousand wafers excluding UMCj, better than our previously released guidance, only decreased 1000 wafers compared to 3Q02. Utilization for the quarter was 64%, due to last-minute rush orders. The blended average selling price (ASP, in NT dollar terms) for the fourth quarter decreased by 8 percent compared with the previous quarter, mainly due to an increase of rush orders of lagging-age technology that is priced lower than our blended ASP. In the fourth quarter, leading-edge 0.13-micron shipments accounted for 6% of UMC's revenue, compared to 2% in 3Q02. The leading-edge 0.18-micron and below technology shipments accounted for 36% of UMC's 4Q02 revenue.

"The past year was extremely challenging for the high-technology industry. Despite the contraction of the global semiconductor market, we returned UMC to profitability in 2002. By fine-tuning our foundry marketing strategy, and optimizing our resource allocation, we have built a more competitive UMC," UMC Vice Chairman & CEO John Hsuan said. "We have continued to invest heavily in R&D and state-of-the-art 300mm manufacturing facilities that will enable us to maximize long-term profitability. The leading-edge 0.13-micron shipments have been growing rapidly to contribute to our sales revenue. Also, we are making steady progress on, and continue to develop, 90-nanometer process technology. Together with Xilinx, we have produced a 90-nanometer FPGA test chip." "We have two 300-mm manufacturing facilities. At Fab12A, our 300-mm manufacturing facility in southern Taiwan, we have produced for our clients wafers with lower cost and better yields. Also, in the beginning of 2003, as originally planned we launched the equipment move-in at UMCi, our Singapore-based 300mm joint venture. The combined capacity of these two facilities will enable UMC to respond rapidly to any industry expansion that may occur in the foreseeable future. Additionally, our customers will benefit from the cost advantages associated with our 300mm advanced manufacturing process technologies. It's a win-win situation for both our customers and UMC."

4. Any other matters that need to be specified: None.

                                                                   EXHIBIT 99.17

                       United Microelectronics Corporation
                                February 10, 2003

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of January 2003

9) Sales volume (NT$ Thousand)

Period         Items             2003         2002        Changes         %
------         -----             ----         ----        -------      -------
January        Invoice amount    5,147,585    6,684,397   -1,536,812   -22.99%
Jan-Jan        Invoice amount    5,147,585    6,684,397   -1,536,812   -22.99%
January        Net sales         5,403,703    4,009,298    1,394,405    34.78%
Jan-Jan        Net sales         5,403,703    4,009,298    1,394,405    34.78%

10) Funds lent to other parties (NT$ Thousand)

                      Limit of lending       January      Bal. as of period end
                      ----------------       -------      ---------------------
UMC                   30,949,691                  0               0
UMC's subsidiaries    1,933,919              -5,586       1,933,919

11) Endorsements and guarantees (NT$ Thousand)

                                               Limit of endorsements      December      Bal. as of period end
                                               ---------------------      --------      ---------------------
UMC                                            61,899,383                  0            0
UMC's subsidiaries                                      0                  0            0
UMC endorses for subsidiaries                                              0            0
UMC's subsidiaries endorse for UMC                                         0            0
UMC endorses for PRC companies                                             0            0
UMC's subsidiaries endorse for PRC companies                               0            0

12) Financial derivatives transactions

a-1 Hedging purpose (for assets/liabilities denominated in foreign currencies)
Underlying assets / liabilities                                             N/A
Financial instruments
Realized profit (loss)

a-2 Hedging purpose (for the position of floating rate liabilities)
Underlying assets / liabilities                                             N/A
Financial instruments
Realized profit (loss)

b Trading purpose : None

                                                                   EXHIBIT 99.18

To announce related materials on acquisition of UMC JAPAN securities

1. Name of the security: common shares of UMC JAPAN

2. Trading date: 2003/01/10~2003/02/10

3. Trading volume, unit price, and total monetary amount of the transaction: trading volume: 4,512 shares; average unit price: $78,521.98 JPY; total amount:
$354,291,171 JPY

4. Gain (or loss) on disposal (not applicable in cases of acquisition of securities): not applicable

5. Relationship with the underlying company of the trade: UMC JAPAN, investee company under equity method

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights: cumulative volume: 483,604 shares; amount: $7,714,666,458 NTD; percentage of holdings: 47.51%; status of restriction of rights: no

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 20.93%; ratio of shareholder's equity: 29.05%; the operational capital as shown in the most recent financial statement: $61,639,615 thousand NTD

8. Concrete purpose/objective of the acquisition or disposal: long-term investment

9. Opinions of directors expressing opposition to the current trade: none

10. Any other matters that need to be specified: none

                                                                   EXHIBIT 99.19

Change of the acting spokesperson

1. Changed personnel (please enter: "spokesperson," "acting spokesperson," "financial officer," "research and development officer"): Acting spokesperson

2. Date of occurrence of the change: 2003/02/12

3. Name, title, and resume of the replaced person: Cheng-Chien Chien, Director of Finance Division

4. Name, title, and resume of the replacement: Sheng-Yui Wang, Vice Director of Finance Division

5. Reason for the change: For business needs.

6. Effective date: 2003/02/12

7. Contact telephone number of the replacement: 886-2-27006999 ext.6923

8. Any other matters that need to be specified: None.